Alliance World Dollar Government Fund, Inc.
Exhibit 77C



77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance World Dollar Government Fund, Inc. ("AWDGF") was held on March 8, 2001. A description of each proposal and number of shares voted at the meeting are as follows:



        Shares Voted          Shares Voted              Shares
        For                     Against                 Abstained

To elect three
Directors of AWDGF for
a term of three years
and until his successor
is duly elected and
qualified.


David H. Dievler              7,649,285          0          82,925

Donald J. Robinson            7,645,315          0          86,895

Clifford L. Michel            7,652,956          0          79,254





To ratify the selection
of Ernst & Young LLP
as independent accountants
for AWDGF, and its fiscal
year ending in 2001.           7,655,881     34,464       41,866

















s:\MF_Legal\Israel\NSAR.Exhibit 77C. AWD II